SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

INTERIM RESULTS

Attached is the registrant’s unaudited semi-annual consolidated financial information, prepared on the basis of accounting principles generally accepted in the United States.

This interim information corresponds to a significant part of the registrant’s semi-annual report which the registrant filed on December 14, 2007 with the Ministry of Finance of Japan. This semi-annual report was filed pursuant to the Securities and Exchange Law of Japan and includes, inter alia, consolidated financial information of the registrant for the first half of the fiscal year ending March 31, 2008. Most of the contents of the report have already been reported by the registrant in its press release dated November 9, 2007 a copy of which was furnished under cover of Form 6-K on November 9, 2007 by the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached financial information is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name: Koji Ito
Title: General Manager Finance and Accounting Department

Date: December 14, 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2007	September 30, 2007	September 30, 2007
ASSETS
Current assets:
Cash and cash equivalents	¥796,255	¥616,406	$5,360
Short-term investments	111,901	66,819	581
Notes and accounts receivable, trade	2,102,435	1,898,646	16,510
Allowance for doubtful accounts	(31,297)	(33,478)	(291)
Inventories	309,097	406,659	3,536
Prepaid expenses and other current assets	341,243	400,881	3,486
Deferred income taxes	261,534	258,238	2,246

Total current assets	3,891,168	3,614,171	31,428

Property, plant and equipment (Note 1):
Telecommunications equipment	14,639,792	14,744,354	128,212
Telecommunications service lines	13,442,566	13,574,427	118,038
Buildings and structures	5,730,034	5,746,247	49,967
Machinery, vessels and tools	1,864,159	1,886,370	16,403
Land	877,009	934,792	8,129
Construction in progress	289,447	293,688	2,554

	36,843,007	37,179,878	323,303
Accumulated depreciation	(26,419,195)	(26,922,777)	(234,111)

Net property, plant and equipment	10,423,812	10,257,101	89,192

Investments and other assets:
Investments in affiliated companies	273,951	258,348	2,247
Marketable securities and other investments (Note 3)	509,798	599,301	5,211
Goodwill (Note 8)	387,066	423,110	3,679
Other intangibles	1,329,714	1,306,672	11,363
Other assets	776,270	771,108	6,705
Deferred income taxes	773,996	684,515	5,952

Total investments and other assets	4,050,795	4,043,054	35,157

Total assets	¥18,365,775	¥17,914,326	$155,777

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2007	September 30, 2007	September 30, 2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥414,290	¥383,379	$3,334
Current portion of long-term debt	837,840	716,431	6,230
Accounts payable, trade	1,446,681	1,033,186	8,984
Accrued payroll	486,108	393,973	3,426
Accrued interest	14,602	11,563	100
Accrued taxes on income	108,556	179,930	1,565
Accrued consumption tax	45,808	47,569	414
Advances received	47,412	83,436	725
Other	329,516	348,317	3,029

Total current liabilities	3,730,813	3,197,784	27,807

Long-term liabilities:
Long-term debt	3,510,370	3,449,273	29,994
Obligations under capital leases	96,231	93,283	811
Liabilities for employees’ retirement benefits	1,534,993	1,540,068	13,392
Other	468,774	482,099	4,192

Total long-term liabilities	5,610,368	5,564,723	48,389

Minority interest in consolidated subsidiaries	1,851,984	1,845,259	16,046

Shareholders’ equity:
Common stock, no par value (Note 4) -
Authorized - 61,929,209 shares Issued - 15,741,209 shares at March 31 and September 30, 2007	937,950	937,950	8,156
Additional paid-in capital	2,844,103	2,844,148	24,732
Retained earnings (Note 4)	4,127,421	4,267,312	37,107
Accumulated other comprehensive income (loss)	172,558	166,563	1,448
Treasury stock, at cost (Note 4) –1,921,540 shares at March 31, 2007 and 1,921,427 shares at September 30, 2007	(909,422)	(909,413)	(7,908)

Total shareholders’ equity	7,172,610	7,306,560	63,535

Contingent liabilities (Note 10)
Total liabilities and shareholders’ equity	¥18,365,775	¥17,914,326	$155,777

	Yen		U.S. dollars (Note 2)
	March 31, 2007	September 30, 2007	September 30, 2007
Per share of common stock:
Net assets	¥519,014.60	¥528,702.97	$4,597.42

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2006	2007	2007
Operating revenues:
Fixed voice related services	¥1,568,621	¥1,443,740	$12,554
Mobile voice related services	1,541,904	1,430,446	12,439
IP/packet communications services	1,082,944	1,246,631	10,840
Sale of telecommunications equipment	262,133	244,707	2,128
System integration	474,704	488,586	4,249
Other	318,969	333,542	2,900

	5,249,275	5,187,652	45,110

Operating expenses (Note 7):
Cost of services (exclusive of items shown separately below)	1,089,611	1,132,651	9,849
Cost of equipment sold (exclusive of items shown separately below)	606,174	622,716	5,415
Cost of system integration (exclusive of items shown separately below)	303,870	310,226	2,698
Depreciation and amortization	1,023,646	1,053,276	9,159
Impairment loss	1,062	1,213	11
Selling, general and administrative expenses	1,529,563	1,500,694	13,049
Write-down of goodwill and other intangible assets	3,825	2,888	25

	4,557,751	4,623,664	40,206

Operating income	691,524	563,988	4,904

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(36,082)	(33,760)	(293)
Interest income	12,520	13,488	117
Other, net	31,696	39,579	344

	8,134	19,307	168

Income (loss) before income taxes	699,658	583,295	5,072

Income tax expense (benefit):
Current	158,581	204,983	1,782
Deferred	127,462	86,432	752

	286,043	291,415	2,534

Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	413,615	291,880	2,538
Minority interest in consolidated subsidiaries	(126,825)	(100,337)	(873)
Equity in earnings (losses) of affiliated companies	4,725	3,627	32

Net income (loss)	¥291,515	¥195,170	$1,697

	Shares or yen		U.S. dollars (Note 2)
	2006	2007	2007
Per share of common stock:
Weighted average number of shares outstanding	13,821,594	13,819,700
Net income (loss)	¥21,091.27	¥14,122.59	$122.81
Cash dividends to be paid to shareholders of record date	¥4,000.00	¥4,500.00	$39.13

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2006	2007	2007
Common stock (Note 4):
At beginning of period	¥937,950	¥937,950	$8,156

At end of period	937,950	937,950	8,156

Additional paid-in capital:
At beginning of period	2,843,108	2,844,103	24,731
Other	5	45	1

At end of period	2,843,113	2,844,148	24,732

Retained earnings:
At beginning of period	3,747,265	4,127,421	35,891
Cash dividends (Note 4)	(41,466)	(55,279)	(481)
Net income (loss)	291,515	195,170	1,697

At end of period	3,997,314	4,267,312	37,107

Accumulated other comprehensive income (loss):
At beginning of period	158,291	172,558	1,500
Other comprehensive income (loss)	(15,827)	(5,995)	(52)

At end of period	142,464	166,563	1,448

Treasury stock, at cost (Note 4):
At beginning of period	(907,088)	(909,422)	(7,908)
Net change in treasury stock	(342)	9	0

At end of period	(907,430)	(909,413)	(7,908)

Shareholders’ equity at end of period	¥7,013,411	¥7,306,560	$63,535

Summary of total comprehensive income (loss):
Net income (loss)	¥291,515	¥195,170	$1,697
Other comprehensive income (loss)	(15,827)	(5,995)	(52)

Comprehensive income (loss)	¥275,688	¥189,175	$1,645

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2006	2007	2007
Cash flows from operating activities:
Net income (loss)	¥291,515	¥195,170	$1,697
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,023,646	1,053,276	9,159
Impairment loss	1,062	1,213	11
Deferred taxes	127,462	86,432	752
Minority interest in consolidated subsidiaries	126,825	100,337	873
Write-down of goodwill and other intangible assets	3,825	2,888	25
Loss on disposal of property, plant and equipment	56,692	43,044	374
Equity in (earnings) losses of affiliated companies	(4,725)	(3,627)	(32)
(Increase) decrease in notes and accounts receivable, trade	(171,027)	254,077	2,209
(Increase) decrease in inventories	(14,934)	(97,920)	(851)
(Increase) decrease in other current assets	(30,523)	(8,679)	(75)
Increase (decrease) in accounts payable, trade and accrued payroll	(400,085)	(387,262)	(3,367)
Increase (decrease) in accrued consumption tax	18,299	1,869	16
Increase (decrease) in accrued interest	(5,001)	(3,198)	(28)
Increase (decrease) in advances received	(4,472)	36,006	313
Increase (decrease) in accrued taxes on income	(61,675)	71,610	623
Increase (decrease) in other current liabilities	(43,734)	31,851	277
Increase (decrease) in liabilities for employees’ retirement benefits, net of deferred pension costs	38,781	(9,363)	(81)
Increase (decrease) in other long-term liabilities	(13,752)	20,855	181
Other	(144,575)	(80,799)	(704)

Net cash provided by operating activities	793,604	1,307,780	11,372

Cash flows from investing activities:
Payments for property, plant and equipment	(878,706)	(696,190)	(6,054)
Proceeds from sale of property, plant and equipment	18,802	24,251	211
Payments for purchase of non-current investments	(26,180)	(88,638)	(771)
Proceeds from sale of non-current investments	6,856	68,718	598
Payments for purchase of short-term investments	(2,692)	(7,665)	(67)
Proceeds from redemption of short-term investments	1,599	1,501	13
Acquisition of intangible and other assets	(276,509)	(364,024)	(3,165)

Net cash used in investing activities	¥(1,156,830)	¥(1,062,047)	$(9,235)

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2006	2007	2007
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥256,143	¥243,506	$2,118
Payments for settlement of long-term debt	(430,017)	(435,524)	(3,787)
Dividends paid (Note 4)	(41,466)	(55,279)	(481)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 4)	(337)	54	1
Acquisition of treasury stocks by subsidiary (Note 8)	(89,997)	(102,997)	(896)
Net increase (decrease) in short-term borrowings and other	(37,670)	(77,494)	(674)

Net cash provided by (used in) financing activities	(343,344)	(427,734)	(3,719)

Effect of exchange rate changes on cash and cash equivalents	128	2,152	18

Net increase (decrease) in cash and cash equivalents	(706,442)	(179,849)	(1,564)
Cash and cash equivalents at beginning of period	1,410,837	796,255	6,924

Cash and cash equivalents at end of period	¥704,395	¥616,406	$5,360

Cash paid during the period for:
Interest	¥41,077	¥36,799	$320

Income taxes, net	¥233,320	¥98,094	$853

Noncash investing and financing activities:
Capital lease obligations incurred during the period	¥7,583	¥7,861	$68
Acquisition of stocks through share exchanges (Note 3)	—	¥19,864	$173

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by Section 87 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Japanese Ministry of Finance Ordinance No. 24, 1999), the accompanying consolidated balance sheets at March 31 and September 30, 2007 and the consolidated statements of income, shareholders’ equity and cash flows for the six months ended September 30, 2006 and 2007 of Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America.

(1)	Application of New Accounting Standards

Accounting for Certain Hybrid Financial Instruments

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment of the Financial Accounting Standards Board (“FASB”) Statements No. 133 and 140.” SFAS 155 permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract in accordance with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), along with certain other clarifications and amendments to SFAS 133 and Statement of Financial Accounting Standards No. 140. The adoption of SFAS 155 did not have an impact on the results of operations or financial position of NTT Group.

Accounting for Servicing of Financial Assets

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets—amendment of FASB Statement No. 140.” SFAS 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. The adoption of SFAS 156 did not have an impact on the results of operations or financial position of NTT Group.

Accounting for Uncertainty in Income Taxes

Effective April 1, 2007, NTT Group adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, it also provides guidance on derecognition, classification of current or non-current, interest and penalties, disclosure and transition. The adoption of FIN 48 did not have a material impact on the results of operations or financial position of NTT Group.

(2) Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of NTT, those of its majority-owned subsidiaries, and variable interest entities (“VIEs”) that have become consolidated in accordance with the FASB revised Interpretation No. 46 (“FIN 46-R”), “Consolidation of Variable Interest Entities – an interpretation of Accounting Research Bulletin No. 51.” All significant intercompany transactions and accounts are eliminated in consolidation.

The half-year periods of certain foreign subsidiaries end on June 30 and any significant subsequent transactions for the period from July 1 to September 30 are reflected in the results of operations of NTT Group.

Investments in affiliated companies where NTT Group owns an aggregate of 20 to 50 percent, and/or if NTT exercises significant influence over the affiliated companies, are stated at cost plus equity in undistributed earnings. Investments with less than 20% ownership interest in various private companies whereby NTT Group does not have significant influence are recorded using the cost method of accounting.

Under Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” NTT evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, NTT utilizes various information, as available, including cash flow projections, independent valuations and, if applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established.

When subsidiaries or affiliated companies issue shares to third parties at amounts in excess of or less than NTT’s average carrying value or similar transactions which result in a change in interest, the resulting change in interest is recorded in equity.

Use of estimates -

The preparation of NTT’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition -

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, NTT Group then introduced an arrangement which enables the unused allowances that were carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families with between two and ten subscriptions. Out of the unused allowance in a month, NTT Group defers the revenues based on the portion which is estimated to be used in following two months. As for the portion which is estimated to expire, effective April 1, 2006, NTT Group recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.

Within revenues from mobile voice related services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenues over the estimated average period of the customers for each service. The related direct costs are also deferred only to the extent of the related upfront fee amount and are amortized over the same period.

Sales of telecommunications equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment primarily to agent resellers in accordance with Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The transactions are considered to have occurred when the agent resellers have taken title to the product, and the risk and rewards of ownership have been substantially transferred.

Revenues from system integration are recognized upon completion of each project. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable.

Cash, cash equivalents and short-term investments -

Cash in excess of daily requirements is invested in time deposits, marketable bonds of the Japanese Government, commercial paper and certificates of deposit purchased under agreements to resell. Those with original maturities of three months or less are classified as “Cash and cash equivalents” in the consolidated balance sheets. Those with original maturities of longer than three months and remaining maturities of 12 months or less at the end of the period are classified as “Short-term investments” in the consolidated balance sheets.

Foreign currency translation -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate current rates at the end of the period, and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (loss).

Foreign currency receivables and payables are translated at appropriate current rates at the end of the period and the resulting translation gains or losses are taken into income currently.

NTT Group transacts limited business in foreign currencies. The effect of exchange rate fluctuations from the initial transaction date to the settlement date is recorded as “Other, net” in the consolidated statements of income.

Marketable securities -

Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported as a component of accumulated other comprehensive income (loss), net of taxes. Equity securities whose fair values are not readily determinable and equity securities for which sales are restricted by contractual requirements are carried at cost. NTT Group periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates there is an impairment that is other than temporary, the security is written down to its estimated fair value. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for declines in market value unless such declines are deemed to be temporary. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories -

Inventories consist of telecommunications equipment to be sold, projects in progress and materials and supplies. Telecommunications equipment to be sold and materials are stated at cost, not in excess of market value, with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers and comprise labor cost and subcontractor’s cost, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value with cost being determined by the average cost method or by the specific identification method.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties are as follows:

Digital switch equipment	6 years
Cables	10 to 13 years
Tubes and tunnels	27 years
Reinforced concrete buildings	38 to 50 years
Machinery, vessels and tools	2 to 20 years

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Capitalized interest -

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets.

Accounting for impairment of long-lived assets -

Long-lived assets, including property, plant and equipment, software and certain other intangible asset with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset in the consolidated statements of income.

Goodwill and other intangible assets -

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. NTT Group applies the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” under which goodwill is not amortized, but tested for impairment on an annual basis and when indicators of impairment are present.

Other intangible assets primarily consist of computer software and the right to use utility facilities. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with AICPA Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally five years.

Income taxes -

Income taxes are computed based on “Income (loss) before income taxes” included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

NTT files a consolidated tax return with its wholly owned subsidiaries for corporate income tax purposes. In addition, the realizable amount of deferred tax assets relating to corporate income tax will be assessed on the basis of the future taxable income estimates of NTT and its wholly owned subsidiaries. As of September 30, 2007, NTT had 123 wholly owned subsidiaries in Japan, including NTT East Corporation, NTT West Corporation and NTT Communications Corporation.

Derivative financial instruments -

NTT Group uses several types of derivative financial instruments to manage foreign currency exchange rate and interest rate risks. NTT Group does not use derivative instruments for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” all derivatives are recognized as either assets or liabilities in the balance sheet at fair value and are reported in “Prepaid expenses and other current assets,” “Other assets,” “Current liabilities—Other” and “Long-term liabilities—Other” in the consolidated balance sheets. Classification of each derivative as current or non-current is based upon whether the maturity of each instrument is less than or greater than 12 months. Changes in fair value of derivative financial instruments are either recognized in income or shareholders’ equity (as a component of accumulated other comprehensive income (loss)), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The fair values of forward exchange contracts, interest rate swap agreements, and currency swap agreements are estimated based on the amounts NTT Group would receive or pay to terminate the contracts at each year end with discounted amounts of net future cash flows.

For derivatives classified as fair value hedges, changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

For derivatives classified as cash flow hedges, changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income (loss) and reclassified into earnings when the hedged transaction affects earnings.

From time to time, however, NTT Group may enter into derivatives that economically hedge certain of its risks, even though hedge accounting does not apply under SFAS 133. In these cases, changes in the fair values of these derivatives are recognized in current period earnings.

NTT Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to (1) specific assets or liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. NTT Group also assesses (both at the hedge’s inception and on an ongoing basis at least quarterly) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not highly effective as a hedge, NTT Group discontinues hedge accounting. The amounts representing hedges’ ineffectiveness and the component of derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported as “Other, net” in the consolidated statements of income.

Cash flows from financial instruments accounted for as hedges are classified in the consolidated statements of cash flows under the same category as the items being hedged.

Net income per share –

Basic net income per share is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities, there is no difference between basic net income per share and diluted net income per share.

Comprehensive income -

Comprehensive income is defined in Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” as a total change in shareholders’ equity, excluding capital transactions. NTT Group’s comprehensive income comprises net income plus other comprehensive income (loss) representing changes in foreign currency translation adjustments, unrealized gains/losses on securities, minimum pension liability adjustments, pension liability adjustments and unrealized gains/losses on derivative instruments.

Variable Interest Entities (VIEs) -

In accordance with FASB Interpretation (“FIN”) No. 46-R, VIEs with assets totaling approximately ¥32 billion and ¥35 billion ($304 million) as of March 31 and September 30, 2007, respectively, which were established to develop real estate for rental, and VIEs with assets totaling approximately ¥42 billion and ¥40 billion ($348 million) as of March 31 and September 30, 2007, respectively, which were established to lease software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

In addition to the above VIE in which NTT Group is the primary beneficiary, a VIE with assets totaling approximately ¥95 billion and ¥94 billion ($817 million) as of March 31 and September 30, 2007, respectively, which was established for the purpose of carrying out a project to develop real estate for rental, has been recognized as a VIE in which NTT Group holds significant variable interest, and NTT Group annually evaluates its preferential interest of ¥7.1 billion and ¥7.1 billion ($62 million) as of March 31 and September 30, 2007, respectively, which is accounted for using the equity method. NTT Group is jointly responsible with the other investor for the VIE’s financing activities and estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥44 billion and ¥43 billion ($374 million) as of March 31 and September 30, 2007, respectively.

Accounting for Asset Retirement Obligations

NTT Group adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as liabilities, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing liabilities for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived assets.

NTT Group’s asset retirement obligations subject to SFAS 143 primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. NTT estimates the fair value of these liabilities and concludes its amount is immaterial.

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

NTT Group adopted Emerging Issues Task Force Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting should be affected. Additionally, EITF 03-02 requires that the resultant gain from the government subsidy which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, would be recognized as a gain at settlement.

In June 2003, pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans, NTT Kosei-Nenkin-Kikin (NTT Employees Pension Fund) applied to the Japanese Government for permission to be relieved of the future obligation to disburse the benefits covering the substitutional portion, and in September 2003, the approval was granted. In April 2007, NTT Kosei-Nenkin-Kikin applied for permission to be relieved of the remaining obligations related to past services to disburse the benefits covering the substitutional portion, and in July 2007, the approval was granted. As a result, NTT Kosei-Nenkin-Kikin converted to NTT Kigyou-Nenkin-Kikin, a defined-benefit corporate pension fund. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer.

It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be. If the payment of the amount equivalent to the pension assets to be transferred had been made on March 31, 2007, the estimated amount of such effect on result of operations of NTT Group would have been approximately ¥340 billion (a decrease in operating expenses).

Recent pronouncements -

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which, for NTT Group, is the year beginning April 1, 2008. Management does not believe the adoption of SFAS 157 will have a material impact on the results of operations or financial position of NTT Group.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS 159 is effective for financial statements for fiscal years beginning after November 15, 2007, which, for NTT Group, is the year beginning April 1, 2008. Management has not yet determined if it will elect the fair value option upon adoption of SFAS 159.

Reclassifications –

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the six months ended September 30, 2007.

2. U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥115 = US$1, the approximate current rate at September 30, 2007, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

3. Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31 and September 30, 2007, are as follows:

	Millions of yen
	March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥190,738	¥211,468	¥1,839	¥400,367
Debt securities	103,650	27	152	103,525
Held-to-maturity:
Debt securities	1,260	1	—	1,261

Total	¥295,648	¥211,496	¥1,991	¥505,153

	Millions of yen
	September 30, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥219,711	¥230,757	¥14,759	¥435,709
Debt securities	53,985	11	48	53,948
Held-to-maturity:
Debt securities	260	—	—	260

Total	¥273,956	¥230,768	¥14,807	¥489,917

	Millions of U.S. dollars
	September 30, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	$1,911	$2,007	$129	$3,789
Debt securities	469	0	0	469
Held-to-maturity:
Debt securities	2	—	—	2

Total	$2,382	$2,007	$129	$4,260

In the ordinary course of business, NTT maintains long-term investment securities, which are included in “Marketable securities and other investments.” The total carrying amounts of the investment securities accounted for under the cost method were ¥156,784 million and ¥211,577 million ($1,840 million) at March 31 and September 30, 2007, respectively.

Proceeds, gross realized gains and losses from sales of available-for-sale securities for the six months ended September 30, 2006 and 2007 are as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars
	September 30, 2006	September 30, 2007	September 30, 2007
Proceeds	¥1,525	¥6,259	$54
Gross realized gain	¥1,083	¥4,764	$41
Gross realized loss	¥18	¥9	$0

Maturities of debt securities classified as held-to-maturity at March 31 and September 30, 2007 are as follows:

	Millions of yen		Millions of yen		Millions of U.S. dollars
	March 31, 2007		September 30, 2007		September 30, 2007
	Cost	Fair value	Cost	Fair value	Cost	Fair value
Due within 1 year	¥—	¥—	¥60	¥60	$0	$0
Due after 1 year through 5 years	1,060	1,061	—	—	—	—
Due after 5 years through 10 years	200	200	200	200	2	2
Due after 10 years	—	—	—	—	—	—

Total	¥1,260	¥1,261	¥260	¥260	$2	$2

In April 2007, JSAT Corporation (“JSAT”), a satellite operator, and SKY Perfect Communications Inc. implemented a management integration through joint share transfers. As a result, NTT acquired the shares of SKY Perfect JSAT Corporation, the newly established holding company, through share exchanges with JSAT. This share amount is equivalent to ¥19,864 million ($173 million).

4. Shareholders’ equity:

Outstanding shares and Treasury stock–

The changes in the number of outstanding shares and treasury stock for the six months ended September 30, 2006 and 2007 were as follows:

	Shares
	The number of outstanding shares	The number of treasury stock
March 31, 2006	15,741,209	1,919,356.08
Acquisition of treasury stock through purchase of odd-lot shares	—	649.80
Resale of treasury stock in accordance with purchase of odd-lot shares	—	(50.04)

September 30, 2006	15,741,209	1,919,955.84

	Shares
	The number of outstanding shares	The number of treasury stock
March 31, 2007	15,741,209	1,921,540.08
Acquisition of treasury stock through purchase of odd-lot shares	—	540.33
Resale of treasury stock in accordance with purchase of odd-lot shares	—	(653.80)

September 30, 2007	15,741,209	1,921,426.61

On November 9, 2007, the board of directors resolved that NTT may acquire up to a total not exceeding 200,000 outstanding shares of its common stock at an amount in total not exceeding ¥100 billion from November 12, 2007 through March 24, 2008.

Dividend –

Cash dividends paid and declared for the six months ended September 30, 2006 and 2007 were as follows:

(1)	Cash dividends paid

Resolution	The shareholders’ meeting on June 28, 2006
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥41,466 million
Cash dividends per share	¥3,000
Date of record	March 31, 2006
Date of payment	June 29, 2006

Resolution	The shareholders’ meeting on June 28, 2007
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥55,279 million ($481 million)
Cash dividends per share	¥4,000 ($35)
Date of record	March 31, 2007
Date of payment	June 29, 2007

(2) Cash dividends declared

Resolution	The Board of Directors’ meeting on November 10, 2006
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥55,285 million
Cash dividends per share	¥4,000
Date of record	September 30, 2006
Date of payment	December 12, 2006

Resolution	The Board of Directors’ meeting on November 9, 2007
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥62,189 million ($541 million)
Cash dividends per share	¥4,500 ($39)
Date of record	September 30, 2007
Date of payment	December 6, 2007

5. Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenue:

	Millions of yen	Millions of yen	Millions of U.S. dollars
For the six months ended September 30	2006	2007
Regional communications business -
Customers	¥1,790,534	¥1,752,525	$15,239
Intersegment	307,935	304,578	2,649

Total	2,098,469	2,057,103	17,888
Long distance and international communications business -
Customers	559,750	585,586	5,092
Intersegment	57,344	57,892	503

Total	617,094	643,478	5,595
Mobile communications business -
Customers	2,355,788	2,295,116	19,957
Intersegment	27,585	30,001	261

Total	2,383,373	2,325,117	20,218
Data communications business -
Customers	394,404	401,586	3,492
Intersegment	49,312	57,231	498

Total	443,716	458,817	3,990
Other -
Customers	148,799	152,839	1,329
Intersegment	405,684	385,347	3,351

Total	554,483	538,186	4,680
Elimination	(847,860)	(835,049)	(7,261)

Consolidated total	¥5,249,275	¥5,187,652	$45,110

Segment profit or loss:

	Millions of yen	Millions of yen	Millions of U.S. dollars
For the six months ended September 30	2006	2007
Operating income (loss):
Regional communications business	¥73,704	¥34,521	$300
Long distance and international communications business	24,935	57,674	502
Mobile communications business	516,889	408,496	3,552
Data communications business	33,045	29,933	260
Other	34,057	26,106	227

Total	682,630	556,730	4,841
Elimination	8,894	7,258	63

Consolidated operating income	¥691,524	¥563,988	$4,904

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international customers.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the six months ended September 30, 2006 and 2007.

Subsequent to the six months ended September 30, 2006, NTT BizLink, Inc. was changed from the regional communications business segment to the long distance and international communications segment, and On Demand TV, Inc. and another company were changed from the other business segment to the long distance and international communications business segment. Accordingly, the amounts for the six months ended September 30, 2006 have been restated.

6. Leases:

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31 and September 30, 2007 are as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars
	March 31, 2007	September 30, 2007	September 30, 2007
Within 1 year	¥4,518	¥6,289	$55
After 1 year	¥27,019	¥25,245	$219

Total	¥31,537	¥31,534	$274

7. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the six months ended September 30, 2006 and 2007 were ¥135,653 million and ¥124,564 million ($1,083 million), respectively.

8. Subsidiary stock transactions:

From May to August 2006, NTT DoCoMo repurchased a total of 517,483 shares for ¥89,997 million. As a result, NTT’s interest in NTT DoCoMo increased from 62.1% to 62.9%. The resulting increase in interest amounting to ¥26,256 million was recorded as goodwill on the balance sheet as of March 31, 2007.

From November 2006 through March 2007, NTT DoCoMo repurchased a total of 363,095 shares for ¥67,226 million. As a result, NTT’s interest in NTT DoCoMo increased from 62.9% to 63.4%. The resulting increase in interest amounting to ¥20,654 million was recorded as goodwill on the balance sheet as of March 31, 2007.

From May to August 2007, NTT DoCoMo repurchased a total of 528,987 shares for ¥102,996 million ($896 million). As a result, NTT’s interest in NTT DoCoMo increased from 63.4% to 64.2%. The resulting increase in interest amounting to ¥33,245 million ($289 million) was recorded as goodwill on the balance sheet as of September 30, 2007.

From October to November 2007, subsequent to the six months ended September 30, 2007, NTT DoCoMo repurchased 117,653 shares for ¥19,999 million ($174 million) in the stock market and NTT sold no shares to NTT DoCoMo at that time. As a result, NTT’s interest in NTT DoCoMo increased to 64.4%. The resulting increase in interest will be recorded as goodwill on the balance sheet as of March 31, 2008.

9. Financial instruments:

Derivative instruments, hedging activities -

In the normal course of business, NTT Group has certain financial instruments including long-term debt and other financial assets and liabilities incurred. Such financial instruments are exposed to the market risk of interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risk, NTT Group uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts. NTT Group does not use derivative financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk Management -

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

Interest Rate Risk Management -

NTT Group’s exposure to market risk for changes in interest rates relates principally to its debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert floating rate underlying debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts are entered into from time to time to hedge the risk of a rise in the interest rate of underlying debt. These instruments are executed with creditworthy financial institutions.

Fair Value Hedge -

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset liability management. Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” in the consolidated statements of income. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the periods presented. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge -

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. This ensures that NTT Group is not exposed to fluctuations of foreign exchange rates. Also, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. This ensures that NTT Group is not exposed to fluctuations of interest rates. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in “Other comprehensive income (loss)”, until changes in cash flows from the hedged transactions are recognized as “Other, net” in the consolidated statements of income. For the periods presented, these cash flow hedges were effective and the amount that representing hedges’ ineffectiveness was not material. In addition, there were no material amounts excluded from the assessment of hedge effectiveness of cash flow hedges.

Fair value of financial instruments -

The table below shows the notional principal amounts, carrying amounts and fair values of NTT Group’s derivative financial instruments at March 31 and September 30, 2007. The fair values of derivative financial instruments are estimated based on the discounted amounts of future cash flows which NTT Group will receive or pay, assuming that NTT Group terminates the contracts and agreements as of March 31 and September 30, 2007.

	Millions of yen
	March 31, 2007
	Notional principal amounts	Carrying amounts	Fair value
Forward exchange contracts	¥1,507	¥58	¥58
Interest rate swap and currency swap agreements	835,392	3,332	3,332

Total	¥836,899	¥3,390	¥3,390

	Millions of yen
	September 30, 2007
	Notional Principal amounts	Carrying amounts	Fair value
Forward exchange contracts	¥1,741	¥9	¥9
Interest rate swap and currency swap agreements	731,578	5,621	5,621

Total	¥733,319	¥5,630	¥5,630

	Millions of U.S. dollars
	September 30, 2007
	Notional principal amounts	Carrying amounts	Fair value
Forward exchange contracts	$15	$0	$0
Interest rate swap and currency swap agreements	6,362	49	49

Total	$6,377	$49	$49

Concentrations of credit risk -

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at September 30, 2007.

10. Contingent liabilities:

Contingent liabilities at September 30, 2007 for loans guaranteed amounted to ¥10,577 million ($92 million).

At September 30, 2007, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

11. Pledged assets:

As of March 31 and September 30, 2007, in compliance with the provisions of Article 9 of the Law Concerning the Nippon Telegraph and Telephone Corporation, Etc., total assets are pledged as general collateral for corporate bonds. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision of the Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997), NTT, jointly and severally with NTT East, NTT West, and NTT Communications, has assumed the obligations of corporate bonds issued up to and including June 30, 1999, and the aggregate total of the assets of the four companies have been pledged as general collateral for these bonds.

12. Subsequent events:

There were no significant subsequent events other than those described in other footnotes of these consolidated financial statements.